hannover **re**®

03 MAR 31 AM 7:21



03050444

SUPPL

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

Re: Hannover Rückversicherungs-AG
Rule 12g3 - 2 (b) under the Securities
Exchange Act of 1934 -
File No. 82-4627

3 March 2003

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherungs-AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherungs-AG herewith submits a German and English version of our latest Press Release: Moody's Insurance Financial Strength Rating for Hannover Re.

Please contact the right undersigned by calling +49-511-5604-1729 if you have any questions or comments regarding the foregoing.

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Best regards,

Dr. Lutz Köhler

Iris Garbers

5/6

Enclosures

hannover **rück**

PRESSE INFORMATION

Moody's Rating für die Hannover Rück

Hannover, 25. März 2003: Die Ratingagentur Moody's Investors Service, Inc. hat heute bekannt gegeben, dass sie das „Insurance-Financial-Strength"-Rating für die Hannover Rück von „A2" auf „Baa1" – bei einem „negative outlook" – herabgesetzt hat. Als Begründung gibt Moody's u. a. an, dass sich die Forderungen der Hannover Rück gegenüber ihren Retrozessionären auf relativ hohem Niveau bewegten und damit einen erheblichen Risikofaktor darstellten.

Wie die Hannover Rück in einer Pressemitteilung erklärte, stellen ihre Retrozessionsforderungen tatsächlich kein nennenswertes Risiko für das Unternehmen dar. Dies haben auch die bisherigen Erfahrungen bewiesen. Darüber hinaus wird die Werthaltigkeit der Retrozessionsforderungen genauestens analysiert. 89 % der Forderungen bestehen gegenüber Gesellschaften, die von Standard & Poor's mit „A" oder besser geratet wurden, so dass hier ein Ausfall äußerst unwahrscheinlich ist. Nach Einschätzung der Hannover Rück reflektiert die äußerst pessimistische Sichtweise von Moody's offenbar deren negative Haltung gegenüber der gesamten Versicherungswirtschaft. Ferner ist zu betonen, dass das relativ schwache Rating von Moody's nicht nur wesentlich von der Einschätzung der anderen führenden Ratingagenturen abweicht, es basiert auch auf einem völlig anderen Informations- und Kenntnisstand.

Die zwei führenden Ratingagenturen für die weltweite Erst- und Rückversicherungswirtschaft, Standard & Poor's und A.M. Best, haben Hannover Rück über einen Zeitraum von mehr als zehn Jahren das jeweils zweithöchste Rating AA ("Very Strong") bzw. A+ ("Superior") zuerkannt.

Diese Ratings haben in all den Jahren auf ausführlichen Informationen basiert; sie stellen ein sogenanntes „Interactive Rating" dar, erklärte das Unternehmen. Sowohl Vorstand als auch das erweiterte Management der Hannover Rück geben beiden Agenturen detaillierten Einblick in die Vermögens-, Finanz- und Ertragslage und stellen dabei üblicherweise auch vertrauliche Informationen zur Verfügung, wie z. B. Geschäftspläne, strategische Ziele und Erwartungen über zukünftige Entwicklungen, insbesondere über die überdurchschnittlich hohe Qualität der Schaden- und anderer Rückstellungen. Dieser intensive Einblick ist zusammen mit den öffentlich verfügbaren Informationen die fundierte Basis zur Beurteilung der finanziellen Stärke, Profitabilität und

Marktposition der Hannover Rück durch Standard & Poor's und A.M. Best gewesen.

Das Urteil von Moody's basiert demgegenüber allein auf öffentlich verfügbaren Informationen und quantitativen Feststellungen; weitergehende Zusatzinformationen des Managements liegen Moody's nicht vor. Demzufolge ist diese Beurteilung weit weniger fundiert als die Ratings durch Standard & Poor's und A.M. Best.

Für weitere Informationen wenden Sie sich bitte an Dr. Lutz Köhler (Tel.: 0511/56 04-15 00, Fax: 0511/56 04-16 48, E-mail: lutz.koehler@hannover-re.com).

Die Hannover Rück *ist mit einem Prämienvolumen von rund 12 Mrd. EUR die fünftgrößte Rückversicherungsgruppe der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit rund 2.000 Versicherungsgesellschaften in mehr als 100 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 19 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die amerikanischen Rating-Agenturen Standard & Poor's und A.M. Best haben sowohl Hannover Rück als auch E+S Rück ein AA ("Very Strong") bzw. A+ ("Superior") Rating zuerkannt.*

hannover re®

PRESS RELEASE

Moody's Insurance Financial Strength Rating for Hannover Re

Hannover, 25 March 2003: The rating agency Moody's Investors Service, Inc. announced today that they have downgraded their insurance financial strength rating for Hannover Re from "A2" to "Baa1" with negative outlook. Moody's has justified this move, inter alia, by suggesting that Hannover Re's reinsurance recoverables were at a relatively high level, thus representing a considerable risk factor.

As stated by Hannover Re in a press release, the reinsurance recoverables actually do not represent any significant risk for the company as is also shown by previous experience. Furthermore, Hannover Re carefully analyses the strength of the reinsurance recoverables. 89% of the recoverables are due from companies rated by Standard & Poor's with "A" or higher, so that a loss is extremely improbable. According to Hannover Re, Moody's extremely pessimistic view obviously reflects their negative stance towards the entire insurance industry. Furthermore, Moody's relatively poor rating not only diverges significantly from the assessment of the other leading rating agencies, it is also based on an entirely different level of information and degree of insight.

The two leading rating agencies for the worldwide insurance and reinsurance industry, Standard & Poor's and A.M. Best, have each awarded Hannover Re their second-highest rating of AA ("Very Strong") and A+ ("Superior"), respectively, over a period of more than ten years.

Throughout all these years the ratings awarded have been based on detailed information; they represent a so-called "interactive rating", the company explained. Hannover Re's Executive Board and its senior management grant both agencies an in-depth insight into the company's net assets, financial position and results of operation; and usually they make information available that is normally confidential, such as business plans, strategic objectives and expectations regarding future developments, most notably the exceptionally high quality of the loss reserves and other provisions. This extensive insight, together with publicly available information, has formed the sound basis of Standard & Poor's and A.M. Best's evaluation of Hannover Re's financial strength, profitability and market position.

Moody's evaluation in comparison is based solely on publicly available information and quantitative assessments. Moody's does not have access to more extensive additional

management information. Consequently, their rating is considerably less well-founded than the ratings awarded by Standard & Poor's and A.M. Best.

For further information, please contact Dr. Lutz Köhler (tel. +49/511/56 04-15 00; fax +49/511/56 04-16 48, e-mail lutz.koehler@hannover-re.com).

Hannover Re, *with gross premiums of approx. EUR 12 bn., is the fifth-largest reinsurer in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 2,000 insurance companies in over 100 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 19 countries. The American rating agencies Standard & Poor's and A.M. Best have awarded Hannover Re a rating of AA ("Very Strong") and A+ ("Superior"), respectively.*